UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 10, 2010, announcing that STMicroelectronics has, together with its partners Intel Corporation and Francisco Partners, entered into a definitive agreement with Micron Technology Inc., in which Micron will acquire Numonyx Holding B.V. in an all-stock transaction.

PR No. C2620C

STMicroelectronics Announces an Agreement for the Combination of Numonyx into Micron Technology, Inc.

GENEVA, February 10, 2010 –STMicroelectronics (NYSE: STM) today announced that, together with its partners Intel Corporation and Francisco Partners, it has entered into a definitive agreement with Micron Technology Inc.,  in which Micron will acquire Numonyx Holding B.V. in an all-stock transaction. The Flash memory joint venture was created by the partners on March 30, 2008.

The transaction (*) offers the opportunity to Numonyx to combine its strengths with those of Micron, a global leader in the memory business. It ensures sustainable continuity to customers and employees of what had been, before the creation of Numonyx, ST’s Flash memory business, and it opens a short-term path to liquidity for ST’s equity investment.
Micron/Numonyx’ center of excellence for technology and product development of NOR, stacked NOR and Phase Change Memories for wireless and embedded applications will be based in Italy. Additionally, after the closing, Micron/Numonyx and ST will continue to share the R2 facility in Agrate, Italy, for technology R&D and manufacturing activities.

Pursuant to the terms of the transaction, at closing Micron will issue to Numonyx’ three shareholders an aggregate of 140 million shares of Micron common stock, plus up to 10 million additional shares if the volume weighted average price of Micron’s common stock for the 20 trading days, ending two days prior to closing, is lower than $9.00 per share. Micron shares will be held by ST as a financial investment.

Based on Micron’s current trading price of $9.08 per share, ST will receive - in exchange for its 48.6% stake in Numonyx and the cancellation of the 30-year note due to ST by Numonyx – approximately 66.6 million shares of Micron common stock (taking into account a payable of $77.8 million due by ST to Francisco Partners) and the transfer of the M6 industrial facility in Catania, Italy. As already announced, ST plans to contribute the M6 facility to the new photovoltaic joint initiative among Enel, Sharp and ST.

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Also at closing, Numonyx will redeem the full amount of its outstanding $450 million term loan,  while simultaneously terminating the guarantee of the $225 million debt issued by ST. Based on the current Micron trading price of $9.08 per share, the value of the Micron shares allocated to ST, net of the payable to Francisco Partners, would be approximately $527 million and the overall consideration would result, at the closing, in a gain for ST of about $280 million.

“The exit from the Flash memory business, including the termination of our exposure to the guaranteed debt, is a further step in executing our strategy towards a focused and less capital-intensive business model,” commented Carlo Ferro, Executive Vice-President and Chief Financial Officer of STMicroelectronics. “We are pleased with these achievements, including the path to liquidity for our investments upon the closing of the deal announced today, which combines the Numonyx business with Micron into a sustainable leader of the world’s memory industry.”

“With its significant and valuable contribution in NOR and Phase Change Memories for wireless and embedded businesses, I am confident that the former ST/Flash Memory organization will become an important part of a global and successful leader in the memory industry,” concluded Carlo Bozotti, President and Chief Executive Officer of STMicroelectronics.

Important Information
This transaction has received all required Board of Director and Supervisory Board approvals and is not subject to Micron stockholder approval. The transaction is subject to regulatory review and other customary closing conditions.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on STMicroelectronics’s management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	the ability of the closing conditions to be satisfied, if at all, and the timing of such closing, if at all;
•
the value of the consideration to be received by ST could fluctuate due to factors including, but not limited to: movements in the Micron share price due to risks associated with Micron’s business and industry (as set forth and discussed in more detail in Micron’s public filings); the anticipated impact of the transaction on Micron’s share price, operations and financial results; the timing and amount of any sales of Micron shares by ST; the successful completion of the transfer of the M6 facility upon the closing of the new photovoltaic joint initiative; and the timing and amount, if any, of indemnification claims to be paid out of the consideration due to ST;

•	the anticipated impact of the transaction on ST’s operations and financial results; and
•	the risk factors ST faces as set forth and discussed in more detail in ST’s public filings.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as

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anticipated, believed or expected.  STMicroelectronics does not intend, and does not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

(*) An announcement of the transaction has also been made today by Micron.

For further information please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 10, 2010	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer